UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated July 30, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report on Form 6-K shall be deemed to be incorporated by reference into QIAGEN N.V.’s Registration Statement on Form F-4 (Registration No. 333-143791) filed with the Securities and Exchange Commission on June 15, 2007, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

QIAGEN N.V.

Form 6-K

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OTHER INFORMATION

QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) announced today the successful completion of its acquisition of Digene Corporation (Nasdaq: DIGE). QIAGEN completed the acquisition through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN. At the completion of the merger, Digene will become a wholly owned subsidiary of QIAGEN’s affiliate QIAGEN North American Holdings, Inc.

As a result of the merger, each outstanding share of Digene common stock not validly tendered and accepted for payment in the tender offer was converted into the right to receive, at the Digene shareholder’s election, either US$61.25 in cash or 3.545 shares of QIAGEN stock, subject to pro-ration so that the total consideration issued for Digene stock consists of 55% cash and 45% QIAGEN stock. The merger consideration and election procedure are the same as were offered in the tender offer and will take up to 60 days to complete. QIAGEN will announce the proration calculations for shares exchanged in the tender offer when such calculations are completed which we expect to be on or about Thursday, August 2, 2007.

Shareholders who continue to hold Digene shares at the time of the merger and who fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger.

Effective after the close of market today, trading in Digene common stock on the NASDAQ stock market ceased.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Peer M. Schatz
Peer M. Schatz
Chief Executive Officer

Date: July 30, 2007

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EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 30, 2007

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